Exhibit 99.1

Top Financial Group Limited

Reports Financial Year Results Ended March 31, 2023

Hong Kong China, June 30, 2023 (GLOBE NEWSWIRE) -- TOP Financial Group Limited (the "Company") (NASDAQ: TOP), a fast-growing online brokerage firm located in Hong Kong specializing in the trading of local and foreign equities, futures, options products and other financial services, today reported its financial results for the fiscal year ended March 31, 2023.

Fiscal year 2023 highlights:

-	Revenues generated from provision of trading solution services to 9 customers was approximately $4.4 million for the year ended March 31, 2023. The Company commenced trading solution services in May 2021.

-	Other service revenues increased from $280,677 in the year ended March 31, 2022 to $294,083 in the year ended March 31, 2023.

-	Total revenues increased by approximately $1.87 million, or 24%, to $9.7 million for the year ended March 31, 2023 from $7.8 million for the year ended March 31, 2022. The increase was mainly due to the increase in revenue from trading solution services and the interest income. Trading gains also contribute to the increase in total revenue from the result of loss in the year ended March 31, 2022.

-	Net margin decreased 9.9 percentage points to 35% for the year ended March 31, 2023, from 44.9% for the fiscal year ended March 31, 2022.

	For fiscal years ended March 31
($ millions, except per share data, differences due to rounding)	2023	2022	% Change
Total revenues	$9.7	$7.8	24%
Total expenses	$6.27	$4.24	47.9%
Income before income taxes	$3.43	$3.58	(4.2)%
Net income	$3.4	$3.5	(2.86)%
Net margin	35%	44.9%	(9.9) percentage points
Earnings per share – Basic and Diluted	$0.10	$0.12	(16.7)%

Mr. Yuen Ka Fai, CEO and director of TOP, commented, “We concluded the fiscal year of 2023 on a strong note. The world experienced challenges arising from the COVID pandemic and geopolitical tensions around the world and rising U.S. interest rates environment. Despite having to face such strong head-wind that was not conducive to business growth, TOP achieved a nearly 24% revenues growth as compared to fiscal year 2022. Our company also achieved a significant milestone in June 2022 which was the successful initial public offering ( “IPO”) and listing on the Nasdaq amid an overall challenging environment in the capital markets. Post IPO we continued to demonstrate our ambition and commitment to expansion, positioned the company for further business growth through strategic investments into the financial industry and Fintech background combining formulate unique market strategies in various regions to meet the needs in the global financial market. Its business platform to develop and diversify its products and services to provide VIP services to customers. I thank the management for working so diligently and am cautiously optimistic about the future prospect for a strong performance by the company.”

Ms. Yung Yung Lo, chief financial officer commented: “Solid growth in total revenues growth of 24% to US$9.7 million year-over-year for in year ended March 31, 2023. The increase was mainly driven by an increase of US$1.0 million in trading solution service revenues, an increase of US$1.0 million in trading gains, and an increase of US$0.5 million in interest income and others. Our net income decreased by 2.7% to US$3.4 million in the year ended March 31, 2023, which was mainly driven by the increase in professional fees was primarily incurred for the IPO audit fees and expense of legal and consulting expenses incurred after IPO. The capital raised through our recent IPO enhanced our capital base and provided us with ample ammunition to continue to develop our product and service. All in all, we are well positioned to implement our growth strategy in the quarters to come.”

Financial Results for Fiscal Year ended March 31, 2023

The following table sets forth a summary of our consolidated results of operations for the periods presented:

Revenues

Our revenues consist of commissions, trading solution services and other service revenues, trading gains, interest income and others. Total revenues increased by 24%, to $9.7 million for the year ended March 31, 2023 from $7.8 million for the year ended March 31, 2022. The increase was mainly driven by an increase of $1.1 million in trading solution services fee, with trading gain and increase in interest income that contributed a total increase in revenue of $1.9 million.

The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the years indicated:

	For the Years Ended March 31,
	2023		2022
	US$	%	US$	%
Revenues:
Futures brokerage commissions	4,312,075	44.6	4,287,038	54.9
Trading solution services fees	4,396,207	45.3	3,309,288	42.3
Structure note subscription fees	-	0.0	734,317	9.4
Other service revenues	294,083	3.0	280,677	3.6
Trading gains (losses)	193,926	2.0	(794,460)	(10.2)
Interest income and others	499,111	5.1	3,535	0.0
Total revenues	9,695,402	100.0	7,820,395	100.0

Futures brokerage commissions

Commissions from futures broking make up for most of our revenues, at 44.6%, 54.9% and 95.1% of the total revenues for the years ended March 31, 2023, 2022 and 2021, respectively.

Futures brokerage commissions increased by 0.58% from $4.29 million in the year ended March 31, 2022 to $4.31 million in the year ended March 31, 2023. Trading volume of futures contracts increased from 2.64 million of futures contracts in the year ended March 31, 2022 to 2.97 million of futures contracts in the year ended March 31, 2023. The average commission rate over trading volumes in the year ended March 31, 2023 and 2022 at $1.45 and $1.62 per contract, respectively.

Trading solution services fees

The Company commenced trading solution services to customers since May 2021. For the year ended March 31, 2023, the Company generated revenues of $4.4 million from provision of trading solution services to 9 customers.

Other service revenues

Other service revenues remained stable at US$0.29 million in the year ended March 31, 2023, as compared with US$0.28 million in the year ended March 31, 2022.

Trading (losses) gains

The Company had trading losses of $0.8 million in the year ended March 31, 2022 as compared to trading gains of $0.2 million in the year ended March 31, 2023, which was mainly driven by the market condition of the US stock market.

Interest income and others

Interest income and others increased from $3,535 in the year ended March 31, 2022 to $499,111 in the year ended March 31, 2023. The increase was comprised of interest income charged on loans, credits to clients and interests earned on bank deposits.

Expenses

Expenses increased by $2 million or approximately 47.8%, to 6.3 million for the year ended March 31, 2023 from $4.2 million for the year ended March 31, 2022. The following table sets forth our operating cost and expenses, both in absolute amount and as a percentage of total revenues, for the years indicated:

	For the Years Ended March 31,
	2023		2022
	US$	%	US$	%
Expenses:
Commission expenses	2,818,124	29.1	2,728,389	34.9
Compensation and benefits	1,010,460	10.4	562,297	7.2
Communications and technology	775,464	8.0	428,445	5.5
Occupancy	124,792	1.3	129,064	1.7
Travel and business development	188,963	1.9	53,337	0.7
Professional fees	1,207,552	12.5	271,477	3.5
Interest income and others	140,784	1.5	67,434	0.9
Total expenses	6,266,139	64.7	4,240,443	54.4

Commission expenses

Commission expenses increased by 3.29% to $2.8 million in the year ended March 31, 2023 from $2.7 million in the year ended March 31, 2022. The increase in commission expenses was in line with the increase of commission income resulting from increase of futures contract volume on our platform.

Compensation and benefits

Our largest expense other than commission expenses was compensation and benefits. Compensation and benefits increased by 79.7% from $0.6 million in the year ended March 31, 2022 to $1 million in the year ended March 31, 2023, which was mainly caused by performance based discretionary bonuses to staffs and share-based compensation expenses to non-executive directors.

Communications and technology

Communications and technology expenses increased by 81% from $0.43 million in the year ended March 31, 2022 to $0.78 million in the year ended March 31, 2023. The increase in communications and technology expenses was caused by a one-time incidental cost pursuant to a customer’s special request, as well as the outsourced trading solution support services.

Occupancy

Occupancy expenses decreased slightly by 3.31% and kept at $0.125 million and $0.129 million in the years ended March 31, 2023 and 2022, respectively.

Income before income taxes

We had an income before income taxes of $3.4 million and $3.6 million in the years ended March 31, 2023 and 2022, respectively. Our operating margin was 35.4% and 45.8% in the year ended March 31, 2023 and 2022, respectively.

Income tax expense

We are subject to Hong Kong profits tax and under Hong Kong tax laws; Our income tax expense decreased from $0.09 million in the year ended March 31, 2022 to $0.03 million in the year ended March 31, 2023, which was primarily due to the decrease of the onshore profit generated by Zhong Yang Securities Ltd., a company with limited liability under the laws of Hong Kong, in the year ended March 31, 2023.

Net income

As a result of the foregoing, our net income decreased by 2.7% from $3.5 million in the year ended March 31, 2022 to $3.4 million in the year ended March 31, 2023.

Total cash and cash equivalents

The Company had cash and equivalents of $16 million as of March 31, 2023 as compared to $6.2 million as of March 31, 2022.

Recent developments

On June 24, 2022, we entered into a partnership agreement to invest 20% partnership interest in a limited partnership. The funds raised by the limited partnership are to be invested in biological entities. As of March 31, 2023, the limited partnership has not commenced operation.

Effective July 13, 2022, we changed our name from “Zhong Yang Financial Group Limited” to “TOP Financial Group Limited”.

On February 17, 2023, we entered into a warrant termination agreement with Univest Securities, LLC, the lead underwriter of the Company’s initial public offering. On June 3, 2022, we issued a warrant to purchase up to 300,000 ordinary shares to Univest Securities, LLC as part of the underwriting compensation. Pursuant to the warrant termination agreement, the warrant was cancelled.

On April 12, 2023, we, through ZYAL, closed an acquisition of 100% equity interest in TOP 500 Sec Pty Ltd (“Top 500”) from the sole shareholder of Top 500 (the “Seller”). The Seller is a company controlled by Junli Yang, our Chairwoman of the Board of Directors. Top 500 is a brokerage firm in Australia that owns an Australian Financial Services License (AFSL: 328866). Top 500 provides financial services in Australia that includes arranging or providing financial advice on financial products such as derivatives, foreign exchange contracts, stock and bond issuance etc.

About TOP Financial Group Limited

Founded in Hong Kong, the Company, through its operating subsidiaries, operates online brokerage platforms specializing in the trading of local and foreign equities, futures, and options products.

The trading platforms, which the operating subsidiaries license from third parties enable its investors to trade on renowned stock and futures exchanges around the world, including the Chicago Mercantile Exchange (“CME”), Hong Kong Futures Exchange (“HKFE”), The New York Mercantile Exchange (“NYMEX”), The Chicago Board of Trade (“CBOT”), The Commodity Exchange (“COMEX”), Eurex Exchange (“EUREX”), ICE Clear Europe Limited (“ICEU”), Singapore Exchange (“SGX”), Australia Securities Exchange (“ASX”), Bursa Malaysia Derivatives Berhad (“BMD”), and Osaka Exchange (OSE). The operating subsidiaries are licensed with the Securities and Futures Commission of Hong Kong ("HKSFC”) to carry out type 1 (dealing in securities), type 2 (dealing in futures contracts) regulated activities, and are licensed with the HKSFC to carry out type 4 (advising on securities), type 5 (advising on futures contracts), and type 9 (asset management) regulated activities in Hong Kong. For more information, please visit http://www.zyfgl.com/.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may, "will, "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

The Company:

IR Department
Email: IR@zyzq.com.hk

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Consolidated Balance Sheets

(Expressed in U.S. Dollars, except for the number of shares)

	As of March 31,
	2023	2022
Assets
Cash and cash equivalents	$15,966,421	$6,199,213
Restricted cash	1,879,472	1,757,546
Loans receivable	8,855,220	-
Receivables from broker-dealers and clearing organizations	3,212,777	2,360,157
Receivables from customers	3,773,982	1,230,542
Receivables from customers – a related party	1,523,259	-
Securities owned, at fair value	2,741,178	1,288,747
Fixed assets, net	482,130	421,285
Intangible asset, net	63,695	63,837
Right of use assets	156,656	242,665
Long-term investment in a joint venture	256,420	-
Deposit for long-term investment	200,000	-
Available-for-sale investment	1,000,000	-
Income tax recoverable	14,386	20,292
Other assets	158,300	296,532
Total assets	$40,283,896	$13,880,816

Liabilities and shareholders’ equity
Payable to customers	$3,500,690	$3,210,113
Payable to customers – related parties	43,127	99,423
Accrued expenses and other liabilities	688,617	131,317
Lease liabilities	150,139	244,861
Total liabilities	4,332,573	3,685,714

Commitments and contingencies

Shareholders’ Equity

Ordinary shares (par value $0.001per share, 150,000,000 shares authorized; 35,004,635 and 30,000,000 shares issued and outstanding at March 31, 2023 and 2022)*	35,005	30,000
Additional paid-in capital	25,172,567	2,934,595
Retained earnings	10,662,274	7,264,531
Accumulated other comprehensive income (loss)	81,477	(34,024)
Total shareholders’ equity	35,951,323	10,195,102

Total liabilities and shareholders’ equity	$40,283,896	$13,880,816

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Consolidated Statements of Income and Comprehensive Income

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended March 31,
	2023	2022	2021

Revenues
Futures brokerage commissions	$4,312,075	$4,287,038	$16,085,815
Trading solution service revenues	4,396,207	3,309,288	-
Structure note subscription fees	-	734,317	78,311
Other service revenues	294,083	280,677	277,937
Trading gains (losses)	193,926	(794,460)	387,057
Interest income and other	499,111	3,535	77,252
Total revenues	9,695,402	7,820,395	16,906,372

Expenses
Commission expenses	2,818,124	2,728,389	10,263,351
Compensation and benefits	1,010,460	562,297	690,867
Communications and technology	775,464	428,445	200,715
Occupancy	124,792	129,064	132,220
Travel and business development	188,963	53,337	16,880
Professional fees	1,207,552	271,477	382,827
Other administrative expenses	140,784	67,434	104,077
Total expenses	6,266,139	4,240,443	11,790,937

Income before income taxes	3,429,263	3,579,952	5,115,435
Income tax expense	31,520	88,647	70,765
Net income	3,397,743	3,491,305	5,044,670

Other comprehensive income (loss)
Total foreign currency translation adjustment	115,501	(50,390)	(20,245)
Total comprehensive income	$3,513,244	$3,440,915	$5,024,425

Earnings per share:
Basic and diluted*	$0.10	$0.12	$0.17

Dividend per share
Basic and diluted*	$0.00	$0.00	$0.16

Weighted average number of ordinary shares outstanding:
Basic and Diluted*	34,165,920	30,000,000	30,000,000

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Consolidated Statements of Cash Flows

(Expressed in U.S. dollar)

	For the Years Ended March 31,
	2023	2022	2021
Cash flows from operating activities:
Net income	$3,397,743	$3,491,305	$5,044,670
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	25,496	10,778	13,288
Amortization of right of use assets	95,449	53,799	-
Share-based compensation	50,137	-	-
Change in operating assets and liabilities:
Receivables from customers	(2,550,987)	(1,092,804)	-
Loans receivable from customers	(3,855,220)	-	-
Receivables from customers – related party	(1,523,259)	-	-
Receivables from broker-dealers and clearing organizations	(859,053)	193,103	2,429,830
Securities owned, at fair value	(1,453,660)	(812,063)	(347,112)
Other assets	140,566	(143,229)	35,826
Payable to customers	298,172	(6,636)	(2,872,467)
Payables to customers – related party	(56,215)	78,006	-
Accrued expenses and other liabilities	357,681	13,830	(40,655)
Income tax recoverable and payable	5,869	(149,579)	70,388
Lease liabilities	(104,170)	(51,589)	-
Net cash (used in) provided by operating activities	(6,031,451)	1,584,921	4,333,768

Cash flows from investing activities:
Purchases of fixed assets	(86,443)	(413,890)	(16,278)
Investment in a joint venture	(256,420)	-	-
Deposit for long-term investments	(200,000)	-	-
Loans made to a third party	(5,000,000)	-	-
Investment in available-for-sale investment	(1,000,000)	-	-
Net cash used in investing activities	(6,542,863)	(413,890)	(16,278)

Cash flows from financing activities:
Proceeds from issuance of common shares pursuant to IPO, net of issuance cost	22,650,871	-	-
Payments for repurchase of warrants	(150,000)	-	-
Payment of dividends	-	-	(5,202,494)
Amount due from a related party	-	-	2,876,244
Net cash provided by (used in) financing activities	22,500,871	-	(2,326,250)

Net increase in cash, cash equivalents and restricted cash	9,914,966	1,171,031	1,991,240
Cash, cash equivalents and restricted cash, beginning of year	7,956,759	6,835,476	4,864,497
Effect of exchange rates on cash, cash equivalents and restricted cash	(37,423)	(49,748)	(20,261)
Cash, cash equivalents and restricted cash, end of year	$17,834,302	$7,956,759	$6,835,476

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$15,954,830	$6,199,213	$4,858,052
Restricted cash	1,879,472	1,757,546	1,977,424
Total cash, cash equivalents, and restricted cash	$17,834,302	$7,956,759	$6,835,476

Non-cash operating, investing and financing activities
Right of use assets obtained in exchange for operating lease obligations	$9,858	$298,178	$-
Accrual of repurchase of warrants	$150,000	$-	$-

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-	$7,710
Cash paid for taxes, net of refunds	$25,652	$103,324	$-